Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of September 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: September 6, 2005

List of materials

Documents attached hereto:


i)   Press Release announcing Sale of Shares in Monex Beans Holdings



For Information
                                                               September 6, 2005
                                                                Sony Corporation

                    Sale of Shares in Monex Beans Holdings, Inc.
                    --------------------------------------------

Sony Corporation ("Sony") today announced the proposed sale of a portion of its shareholdings in Monex Beans Holdings, Inc. ("Monex Beans"), an equity method affiliate of Sony. Details are as stated below.

I. Sale of the Shares

(1) Number of Shares to be Sold  200,000 shares
                                In addition to the number of shares stated above, Sony has granted the option to purchase up to 30,000 additional shares (the "Greenshoe Option") to the representative of the underwriters for the offering in Japan. The Greenshoe Option will be exercisable until September 22, 2005.

(2) Remaining Shares of Monex Beans Held by Sony after the Offering
                                270,400 shares(This represents approximately
                                11.5% of the outstanding shares of Monex Beans, excluding the Greenshoe Option described above.) As a result of this sale, Monex Beans will no longer be an affiliated company of Sony as accounted for by the equity method.

(3) Method of Sale              Secondary offering to the public in Japan and
                                secondary offering outside of Japan and the U.S. in reliance on Regulation S under the U.S.
                                Securities Act of1933, as amended (the
                                "Securities Act") and in the U.S. to
                                institutions that are "qualified institutional buyers" as defined in Rule 144A under the Securities Act.

(4) Sale Price (Offer Price)    125,440 yen per share

(5) Total Sale Price            25,088,000,000 yen

II. Impact on Operating Performance

Sony estimates that the above-mentioned sale of shares will contribute approximately 18.0 billion yen to consolidated income before taxes and approximately 10.6 billion yen to consolidated net income. As the impact of this transaction is not incorporated within the outlook for the fiscal year ending March 31, 2006, announced on July 28, 2005, Sony is currently reviewing whether or not a revision of the outlook is required taking into account a number of uncertainties, including an ongoing detailed review of company-wide business strategy and operating structure being conducted by Sony's new senior executive team.